# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoodRx Holdings, Inc., CIK 0001809519
CUSIP: 38246G108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2701 Olympic Boulevard, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 03/16/2025
Filed by CIK 0001622902
Persons authorized to receive notices and communications: Steve Eisner, Francisco Partners, One Letterman Drive, Building C - Suite 410, San Francisco, California (CA), 94129, (415) 418-2900

## Reporting persons
- Francisco Partners IV, L.P. (CIK 0001622902): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 40,019,294; sole dispositive power 0; shared dispositive power 40,019,294; aggregate amount beneficially owned 40,019,294 (24% of the class)
  Comment: Row 13. Calculated assuming 166,818,512 shares of Class A Common Stock ("Class A Shares") outstanding, based upon 106,740,328 Class A Shares outstanding as of February 18, 2025 as reported on the Issuer's Form 10-K filed on February 27, 2025 (the "10-K"), as increased by 60,078,184 shares of Class B Common Stock, which are convertible into Class A Shares on a one-to-one basis ("Class B Shares"), held by the Reporting Persons following the March 2025 Francisco Partners Repurchase, as defined below.
- Francisco Partners IV-A, L.P. (CIK 0001622908): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 20,058,890; sole dispositive power 0; shared dispositive power 20,058,890; aggregate amount beneficially owned 20,058,890 (12% of the class)
  Comment: Row 13. Calculated Calculated assuming 166,818,512 Class A Shares outstanding, based upon 106,740,328 Class A Shares outstanding as of February 18, 2025 as reported on the 10-K, as increased by 60,078,184 Class B Shares held by the Reporting Persons following the March 2025 Francisco Partners Repurchase, as defined below.
- Francisco Partners GP IV, L.P. (CIK 0001674067): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 60,078,184; sole dispositive power 0; shared dispositive power 60,078,184; aggregate amount beneficially owned 60,078,184 (36% of the class)
  Comment: Row 13. Calculated assuming 166,818,512 Class A Shares outstanding, based upon 106,740,328 Class A Shares outstanding as of February 18, 2025 as reported on the 10-K, as increased by 60,078,184 Class B Shares held by the Reporting Persons following the March 2025 Francisco Partners Repurchase, as defined below.
- Francisco Partners GP IV Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 60,078,184; sole dispositive power 0; shared dispositive power 60,078,184; aggregate amount beneficially owned 60,078,184 (36% of the class)
  Comment: Row 13Calculated assuming 166,818,512 Class A Shares outstanding, based upon 106,740,328 Class A Shares outstanding as of February 18, 2025 as reported on the 10-K, as increased by 60,078,184 Class B Shares held by the Reporting Persons following the March 2025 Francisco Partners Repurchase, as defined below.
- Francisco Partners Management, L.P. (CIK 0001197853): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 60,078,184; sole dispositive power 0; shared dispositive power 60,078,184; aggregate amount beneficially owned 60,078,184 (36% of the class)
  Comment: Row 13. Calculated assuming 166,818,512 Class A Shares outstanding, based upon 106,740,328 Class A Shares outstanding as of February 18, 2025 as reported on the 10-K, as increased by 60,078,184 Class B Shares held by the Reporting Persons following the March 2025 Francisco Partners Repurchase, as defined below.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: GoodRx Holdings, Inc.
Address of issuer's principal executive offices: 2701 Olympic Boulevard, Santa Monica, California (CA), 90404
Comment:
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 2 ("Amendment No. 2") is being filed by the undersigned to amend the Schedule 13D filed with the SEC on June 1, 2021, as amended by Amendment No. 1, filed with the SEC on March 8, 2024 (the "Original 13D" and, as amended by Amendment No. 2, the "Schedule 13D") relating to shares of common stock (the "Common Stock"), of GoodRx Holdings, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 2701 Olympic Boulevard, Santa Monica, California 90404. Except as set forth herein, the Original 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original 13D.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following entities (each a "Reporting Person" and collectively, the "Reporting Persons"):
Francisco Partners IV, L.P.
Francisco Partners IV-A, L.P.
Francisco Partners GP IV, L.P.
Francisco Partners GP IV Management Limited
Francisco Partners Management, L.P.
Residence or business address: Francisco Partners Management, L.P. is organized under the laws of the state of Delaware. The remaining Reporting Persons are organized under the laws of the Cayman Islands. The principal business address of the Reporting Persons is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129. The Reporting Persons are principally engaged in the business of managing their investments in the securities of the Issuer.
Present principal occupation or employment:
Information with respect to the directors and officers of Francisco Partners GP IV Management Limited (collectively, the "Related Persons"), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on Schedule A attached to the Original 13D, which is incorporated herein by reference.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), the Reporting Persons, Idea Men, LLC and certain affiliates of Spectrum Equity and Silver Lake (collectively, the "Stockholders") acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Shares beneficially owned by the other Stockholders are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the other Stockholders, see Item 4 below.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(d) of this Amendment No. 2 is incorporated herein by reference.
Citizenship: The information set forth in Item 2(c) of this Amendment No. 2 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby amended to include the following at the end thereof:

On March 16, 2025, Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. (collectively, the "Selling Stockholders") and the Issuer entered into a Stock Purchase Agreement (the "March 2025 Francisco Partners Stock Purchase Agreement"), pursuant to which the Selling Stockholders agreed to sell an aggregate 10,000,000 Class A Shares to the Issuer for net proceeds of $42,000,000 (the "March 2025 Francisco Partners Repurchase"). The March 2025 Francisco Partners Repurchase is expected to close on March 21, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of Class A Shares and percentage of Class A Shares beneficially owned by each of the Reporting Persons (assuming conversion of the Class B Shares held by the Reporting Persons), assuming 166,818,512 Class A Shares outstanding, based upon 106,740,328 Class A Shares outstanding as of February 18, 2025 as reported on the 10-K, as increased by 60,078,184 Class B Shares held by the Reporting Persons following the March 2025 Francisco Partners Repurchase.

Shared Sole power Shared
Sole power power to to dispose power to
Amount to vote or vote or to or to direct dispose or to
beneficially Percent to direct direct the the direct the
Reporting Person owned of class the vote vote disposition disposition

Francisco Partners IV, L.P. 40,019,294 24.0% 0 40,019,294 0 40,019,294
Francisco Partners IV-A, L.P. 20,058,890 12.0% 0 20,058,890 0 20,058,890
Francisco Partners GP IV, L.P. 60,078,184 36.0% 0 60,078,184 0 60,078,184
Francisco Partners GP IV Management Limited 60,078,184 36.0% 0 60,078,184 0 60,078,184
Francisco Partners Management, L.P. 60,078,184 36.0% 0 60,078,184 0 60,078,184

Francisco Partners IV, L.P. is the record holder of 40,019,294 Class B Shares. Francisco Partners IV-A, L.P. is the record holder of 20,058,890 Class B Shares. The Class B Shares are convertible to Class A Shares on a one-to-one basis.
Number of shares as to which each person has sole or shared power to vote or dispose:
Francisco Partners GP IV, L.P. is the general partner of each of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. Francisco Partners GP IV Management Limited is the general partner of Francisco Partners GP IV, L.P. Francisco Partners Management, L.P. serves as the investment manager for each of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. Voting and disposition decisions at Francisco Partners Management, L.P. with respect to the shares of Class B Common Stock held by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. are made by an investment committee. Each of Francisco Partners Management, L.P., Francisco Partners GP IV Management Limited, and Francisco Partners GP IV, L.P. may be deemed to share voting and dispositive power over the Class B Shares held, but disclaims beneficial ownership.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Stockholders acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other Stockholders are not the subject of this Schedule 13D and accordingly, none of the other Stockholders are included as reporting persons herein.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement, filed with the SEC as Exhibit 1 to the Original 13D on May 19, 2021.

## Signatures
- Francisco Partners IV, L.P.: /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer of Francisco Partners GP IV Management Limited (1) (03/18/2025)
- Francisco Partners IV-A, L.P.: /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer of Francisco Partners GP IV Management Limited (2) (03/18/2025)
- Francisco Partners GP IV, L.P.: /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer of Francisco Partners GP IV Management Limited (3) (03/18/2025)
- Francisco Partners GP IV Management Limited: /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer (03/18/2025)
- Francisco Partners Management, L.P.: /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer (03/18/2025)
Comment: (1) as the general partner of Francisco Partners GP IV Management Limited, the general partner of Francisco Partners GP IV, L.P., as general partner of Francisco Partners IV, L.P.; (2) as the general partner of Francisco Partners GP IV Management Limited, the general partner of Francisco Partners GP IV, L.P., as general partner of Francisco Partners IV-A, L.P.; (3) the general partner of Francisco Partners GP IV Management Limited, as general partner of Francisco Partners GP IV, L.P.